EXHIBIT 21

SUBSIDIARIES

JRSIS Health Care Limited, organized in the British Virgin Islands

Runteng Medical Group Company Limited, organized in Hong Kong

Harbin Jiarun Hospital Co., Ltd., organized in the People’s Republic of China

Harbin Jiarun Hospital Co., Ltd. (Nanjing Road), organized in the People’s Republic of China

Harbin Jiarun Hospital Co., Ltd. (Second Branch), organized in the People’s Republic of China